================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 7)

                         ------------------------------

                        SAVVIS COMMUNICATIONS CORPORATION
                                (Name of Issuer)


COMMON STOCK, PAR VALUE $.01 PER SHARE                        805423 10 0
   (Title of class of securities)                           (CUSIP number)


                             NANCY C. GARDNER, ESQ.
                              REUTERS AMERICA INC.
                                 GENERAL COUNSEL
                              THE REUTERS BUILDING
                                 3 TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (646) 223-4203
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                DECEMBER 28, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 8 Pages)

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NY2:\1111052\01\nt@k01!.DOC\69812.0235

-----------------------------------------------------------------------                ------------------------------------------
CUSIP No.  805423 10 0                                                       13D                             Page 2 of 8
-----------------------------------------------------------------------                ------------------------------------------
----------------------------     ------------------------------------------------------------------------------------------------
             1                   NAME OF REPORTING PERSON                                 REUTERS GROUP PLC
                                 I.R.S. IDENTIFICATION NO.                                IRS NO.
                                 OF ABOVE PERSON
----------------------------     ------------------------------------------------------------------------------------------------
             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                           (a) [X]
                                                                                                             (b) [ ]
----------------------------     ------------------------------------------------------------------------------------------------
             3                   SEC USE ONLY
----------------------------     ------------------------------------------------------------------------------------------------
             4                   SOURCE OF FUNDS:                                                             Not Applicable
----------------------------     ------------------------------------------------------------------------------------------------
             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):  [ ]

----------------------------     ------------------------------------------------------------------------------------------------
             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                        England and Wales
----------------------------     ------------------------------------------------------------------------------------------------
                                           7                SOLE VOTING POWER:                                0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
                                 ----------------------     ------------------------------------------------- -------------------
                                           8                SHARED VOTING POWER:                                  28,169,134
                                                                                                                  (see Item 5)
                                 ----------------------     ------------------------------------------------- -------------------
                                           9                SOLE DISPOSITIVE POWER:                               0

                                 ----------------------     ------------------------------------------------- -------------------
                                          10                SHARED DISPOSITIVE POWER:                             28,169,134
                                                                                                                  (see Item 5)
----------------------------     ------------------------------------------------------------------------------------------------
            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                         28,169,134
                                                                                                                  (see Item 5)
----------------------------     ------------------------------------------------------------------------------------------------
            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                [ ]

----------------------------     ------------------------------------------------------------------------------------------------
            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                              23.07%
                                                                                                                  (see Item 5)
----------------------------     ------------------------------------------------------------------------------------------------
            14                   TYPE OF REPORTING PERSON:                                       HC; CO
----------------------------     ------------------------------------------------------------------------------------------------



                                       2

-----------------------------------------------------------------------                ------------------------------------------
CUSIP No.  805423 10 0                                                       13D                              Page 3 of 8
-----------------------------------------------------------------------                ------------------------------------------

----------------------------     ------------------------------------------------------------------------------------------------
             1                   NAME OF REPORTING PERSON                                        REUTERS AMERICA INC.
                                 I.R.S. IDENTIFICATION NO.                                       IRS NO. 13-3320829
                                 OF ABOVE PERSON
----------------------------     ------------------------------------------------------------------------------------------------
             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (a) [X]
                                                                                                                    (b) [ ]
----------------------------     ------------------------------------------------------------------------------------------------
             3                   SEC USE ONLY
----------------------------     ------------------------------------------------------------------------------------------------
             4                   SOURCE OF FUNDS:                                                             OO; WC
----------------------------     ------------------------------------------------------------------------------------------------
             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                 PURSUANT TO ITEM 2(d) OR 2(e):                                                       [ ]
----------------------------     ------------------------------------------------------------------------------------------------
             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Delaware
----------------------------     ------------------------------------------------------------------------------------------------
                                           7                SOLE VOTING POWER:                                          0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
                                 ----------------------     --------------------------------------------------------- -----------
                                           8                SHARED VOTING POWER:                                        0

                                 ----------------------     --------------------------------------------------------- -----------
                                           9                SOLE DISPOSITIVE POWER:                                     0

                                 ----------------------     --------------------------------------------------------- -----------
                                          10                SHARED DISPOSITIVE POWER:                                   0

----------------------------     ------------------------------------------------------------------------------------------------
            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                               0

----------------------------     ------------------------------------------------------------------------------------------------
            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                  [ ]

----------------------------     ------------------------------------------------------------------------------------------------
            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                    0

----------------------------     ------------------------------------------------------------------------------------------------
            14                   TYPE OF REPORTING PERSON:                                       CO
----------------------------     ------------------------------------------------------------------------------------------------




                                       3

-----------------------------------------------------------------------                ------------------------------------------
CUSIP No.  805423 10 0                                                       13D                              Page 4 of 8
-----------------------------------------------------------------------                ------------------------------------------

----------------------------     ------------------------------------------------------------------------------------------------
             1                   NAME OF REPORTING PERSON                                 REUTERS S.A.
                                 I.R.S. IDENTIFICATION NO.                                IRS NO.
                                 OF ABOVE PERSON
----------------------------     ------------------------------------------------------------------------------------------------
             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                             (a) [X]
                                                                                                               (b) [ ]
----------------------------     ------------------------------------------------------------------------------------------------
             3                   SEC USE ONLY
----------------------------     ------------------------------------------------------------------------------------------------
             4                   SOURCE OF FUNDS:                                                             OO; WC
----------------------------     ------------------------------------------------------------------------------------------------
             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):  [ ]

----------------------------     ------------------------------------------------------------------------------------------------
             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                          Switzerland
----------------------------     ------------------------------------------------------------------------------------------------
                                           7                SOLE VOTING POWER:                                   0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
                                 ----------------------     ------------------------------------------------- -------------------
                                           8                SHARED VOTING POWER:                                 0

                                 ----------------------     ------------------------------------------------- -------------------
                                           9                SOLE DISPOSITIVE POWER:                              0

                                 ----------------------     ------------------------------------------------- -------------------
                                          10                SHARED DISPOSITIVE POWER:                            0

----------------------------     ------------------------------------------------------------------------------------------------
            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                        0

----------------------------     ------------------------------------------------------------------------------------------------
            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:              [ ]

----------------------------     ------------------------------------------------------------------------------------------------
            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                             0
----------------------------     ------------------------------------------------------------------------------------------------
            14                   TYPE OF REPORTING PERSON:                                       CO
----------------------------     ------------------------------------------------------------------------------------------------




                                       4

-----------------------------------------------------------------------                ------------------------------------------
CUSIP No.  805423 10 0                                                       13D                              Page 5 of 8
-----------------------------------------------------------------------                ------------------------------------------

----------------------------     ------------------------------------------------------------------------------------------------
             1                   NAME OF REPORTING PERSON                                 REUTERS HOLDINGS SWITZERLAND SA
                                 I.R.S. IDENTIFICATION NO.                                IRS NO.
                                 OF ABOVE PERSON
----------------------------     ------------------------------------------------------------------------------------------------
             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                              (a) [X]
                                                                                                                (b) [ ]
----------------------------     ------------------------------------------------------------------------------------------------
             3                   SEC USE ONLY
----------------------------     ------------------------------------------------------------------------------------------------
             4                   SOURCE OF FUNDS:                                                             WC
----------------------------     ------------------------------------------------------------------------------------------------
             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):   [ ]

----------------------------     ------------------------------------------------------------------------------------------------
             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                          Switzerland
----------------------------     ------------------------------------------------------------------------------------------------
                                           7                SOLE VOTING POWER:                                   0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
                                 ----------------------     ------------------------------------------------- -------------------
                                           8                SHARED VOTING POWER:                                 28,169,134
                                                                                                                 (see Item 5)
                                 ----------------------     ------------------------------------------------- -------------------
                                           9                SOLE DISPOSITIVE POWER:                              0

                                 ----------------------     ------------------------------------------------- -------------------
                                          10                SHARED DISPOSITIVE POWER:                            28,169,134
                                                                                                                 (see Item 5)
----------------------------     ------------------------------------------------------------------------------------------------
            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                        28,169,134
                                                                                                                 (see Item 5)
----------------------------     ------------------------------------------------------------------------------------------------
            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:               [ ]

----------------------------     ------------------------------------------------------------------------------------------------
            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                             23.07%
                                                                                                                 (see Item 5)
----------------------------     ------------------------------------------------------------------------------------------------
            14                   TYPE OF REPORTING PERSON:                                       CO
----------------------------     ------------------------------------------------------------------------------------------------


                     This Amendment No. 7 amends the Schedule 13D dated May 14, 2001, as amended, filed by Reuters Group PLC ("RGPLC"), Reuters America Inc. ("RAM"), Reuters S.A. ("RSA") and Reuters Holdings Switzerland S.A. ("RHSSA" and, collectively with RGPLC, RAM and RSA, the "Reporting Persons"), with respect to the common stock, par value $.01 per share ("Common Stock"), of SAVVIS Communications Corporation ("Savvis").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                     Item 5 is hereby amended and supplemented as follows:

                     (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 7 are incorporated herein by reference.

                     On November 1, 2001, RHSSA received a Note dated November 1, 2001, in the principal amount of $1,065,850 (the "November PIK Note"), as the interest payable on the Notes issued to RHSSA in connection with the Initial Closing, Second Closing, Third Closing, Fourth Closing, Fifth Closing and the August PIK Note. A copy of the November PIK Note is attached hereto as Exhibit 18 and is incorporated herein by reference. The November PIK Note gives RHSSA the right to acquire upon conversion 789,518 shares of Common Stock.

                     On December 27, 2001 the Savvis Stock Option, which was exercisable for an aggregate of 45,483,702 shares of Common Stock, expired. As a result of such expiration, RAM and RSA ceased to be the beneficial owners of any shares of Common Stock, and RGPLC, the corporate parent of RAM and RSA, ceased to be the beneficial owner of the shares for which the Savvis Stock Option had been exercisable. As a result, RHSSA is the owner of Notes convertible into 28,958,652 shares of Common Stock, and RGPLC, as the corporate parent of RHSSA, also is the beneficial owner of such 28,958,652 shares of Common Stock, representing approximately 23.58% of the outstanding shares of Common Stock (the outstanding shares of Common Stock, 122,870,652, being determined, in accordance with Rule 13d-3(d)(1) under the Exchange Act, equal to the sum of (i) 93,912,000 shares outstanding as of October 31, 2001, based on the Savvis' Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, and (ii) RHSSA's right to acquire 28,958,652 shares of Common Stock upon conversion of the Notes purchased pursuant to the Securities Purchase Agreement, the August PIK Note (as defined in the Amendment No. 6 to the Schedule 13D dated May 14, 2001, as amended) and the November PIK Note (as defined herein).

                     Except as disclosed in this Item 5(a), none of the Reporting Persons beneficially owns, and, to the best of their knowledge, none of their directors or executive officers beneficially owns, any shares of Common Stock.

                     (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 7 and (ii) Item 5(a) hereof are incorporated herein by reference.

                     (c) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock of Savvis since the most recent filing on
Schedule 13D.

                     (d) Not applicable.

                     (e) Not applicable.

                                   SIGNATURES

                     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: December 28, 2001

                                     REUTERS GROUP PLC

                                     By: /s/ Stephen P. Lehman
                                         ----------------------------------
                                         Name: Stephen P. Lehman
                                         Title: Attorney-in-fact


                                     REUTERS AMERICA INC.

                                     By: /s/ Stephen P. Lehman
                                         ----------------------------------
                                         Name: Stephen P. Lehman
                                         Title: Vice President


                                     REUTERS S.A.

                                     By: /s/ Stephen P. Lehman
                                         ----------------------------------
                                         Name: Stephen P. Lehman
                                         Title: Attorney-in-fact


                                     REUTERS HOLDINGS SWITZERLAND SA

                                     By: /s/ Stephen P. Lehman
                                         ----------------------------------
                                         Name: Stephen P. Lehman
                                         Title: Attorney-in-fact